UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Sequans Communications S.A. (the “Company”) announces that at the combined ordinary and extraordinary meeting of shareholders held on June 27, 2023, the Company’s shareholders approved all of the proposals brought before the meeting, as described in the following Agenda, with the exception of the 18th proposal to approve a capital increase reserved for employees. The results are in line with the recommendations that were made by the Board of Directors.

American Depositary Shares representing 124,479,604 ordinary shares of the Company, and 146,500 ordinary shares, together representing 124,626,104 ordinary shares in total (53.4% of the ordinary shares outstanding as of the record date), were voted at the meeting.

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Sequans Communications S.A.
Resolutions – Combined Ordinary and Extraordinary Meeting of Shareholders

Ordinary Matters

1.Approval of the statutory financial statements for the year ended December 31, 2022

For: 122,853,284
Against: 1,675,784
Abstain/no vote: 97,036

2.Approval of the consolidated accounts for the year ended December 31, 2022

For: 122,850,444
Against: 1,678,624
Abstain/no vote: 97,036

3.Appropriation of net loss for the year ended December 31, 2022

For: 122,746,156
Against: 1,804,560
Abstain/no vote: 75,388

4.Agreements with related parties

For: 122,647,512
Against: 1,881,808
Abstain/no vote: 96,784

5.Approval of the compensation plan for non-executive directors

For: 122,269,928
Against: 2,278,308
Abstain/no vote: 77,868

6.Renewal of Mr. Hubert de Pesquidoux as director

For: 120,800,440
Against: 3,795,164
Abstain/no vote: 30,500

7.Renewal of Mr. Yves Maitre director

For: 120,808,884
Against: 3,778,256
Abstain/no vote: 38,954

8.Appointment of Ms. Maria Marced Martin as director

For: 121,008,188
Against: 3,569,224
Abstain/no vote: 48,692

9.Acknowledgment of net equity less than half of the company's nominal capital

For: 122,613,136
Against: 1,833,424
Abstain/no vote: 179,544

Extraordinary Matters

10.Decision to continue operations; acknowledgement of reconstitution of nominal capital

For: 123,577,160
Against: 891,576
Abstain/no vote: 157,368

11.Issuance of stock subscription warrants to subscribe up to 1,260,000 ordinary shares (representing, to date, 315,000 ADS); establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of shareholders’ preemptive subscription rights in favor of Ms. Maria Marced Martin and Messrs. Wesley Cummins, Yves Maitre, Richard Nottenburg, Hubert de Pesquidoux, Dominique Pitteloud, and Zvi Slonimsky; powers to be granted to the Board of Directors

For: 120,453,448
Against: 4,086,192
Abstain/no vote: 86,464

12.Authorization granted to the Board of Directors to grant stock subscription options to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

For: 107,170,780
Against: 17,389,960
Abstain/no vote: 65,364

13.Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class

For: 120,423,732
Against: 4,143,828
Abstain/no vote: 58,544

14.Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors

For: 107,198,524
Against: 17,366,532
Abstain/no vote: 61,048

15.Setting an overall ceiling of 12,000,000 ordinary shares (representing, to date, 3,000,000 ADS) for issues of stock subscription options, stock subscription warrants and restricted free shares granted pursuant to resolutions 12, 13 and 14 of this general shareholders’ meeting

For: 122,392,264
Against: 2,188,936
Abstain/no vote: 44,904

16.Authority delegated to the Board of Directors to carry out a capital increase representing up to a maximum nominal amount of €1,000,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to specific classes of persons and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders

For: 120,488,664
Against: 3,958,504
Abstain/no vote: 178,936

17.Delegation of powers to the Board of Directors to proceed to a reduction of the share capital by way of incorporation of losses into capital, with terms and timing to be decided by the Board of Directors

For: 113,622,852
Against: 10,764,232
Abstain/no vote: 239,020

18.Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

For: 19,172,644
Against: 105,117,432
Abstain/no vote: 336,028

19.Powers and formalities

For: 122,433,752
Against: 2,008,028
Abstain/no vote: 184,324

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: June 27, 2023	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer